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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
APPOINTMENT OF NON-EXECUTIVE DIRECTOR

Reference is made to the announcement of Semiconductor Manufacturing International Corporation (the “Company”) dated 12 February 2015 relating to, among others, the right of China Integrated Circuit Industry Investment Fund Co., Ltd. (the “China IC Fund”), a substantial shareholder of the Company, to appoint a member of the board of directors (“Director(s)”) of the Company (the “Board”), subject to the fulfillment of certain conditions.

The Board is pleased to announce that with effect from 11 August 2015, Mr. Ren Kai (“Mr. Ren”), a candidate nominated by the China IC Fund, has been appointed as a Class III non-executive Director and a member of the Strategic Advisory Committee of the Company (the “Strategic Advisory Committee”). Mr. Ren’s brief biography is as follows:

Mr. Ren, age 43, received a bachelor degree in industry and international trade from Harbin Engineering University. Since September 2014, Mr. Ren has been serving as the Vice President of Sino IC Capital.  From October 2007 to August 2014, he had served as the Director of the Review Board 4 of the Review Bureau 2 of China Development Bank. From October 2004 to December 2007, Mr. Ren served as a Deputy Director of each of the Review Board 3 and the Review Board 4 of the Review Bureau 2 of China Development Bank. From July 1995 to October 2004, Mr. Ren had worked in the Electromechanical Textile Credit Bureau, Chengdu representative office, the Review Bureau 4, the Review Bureau 3 and the Review Bureau 2 of China Development Bank.

Mr. Ren has been engaged in loan review programs and investment operations in the fields of equipment and electronics; he is familiar with industrial policies and has in-depth understanding in integrated circuitand related industries.  Mr. Ren had gained extensive experience in investment management while he was working in the Review Board 2 of China Development Bank as he led the team to complete the review of hundreds of major projects with annual review commitments of over RMB100 billion and accumulative review commitments of over RMB30 billion in the field of integrated circuit.

Mr. Ren will enter into a service contract (the “ Proposed Service Contract”) with the Company for a term commencing on 11 August 2015 and ending on the next following annual general meeting of the Company (the “2016 AGM”) after his appointment. Mr. Ren will be subject to re-election by the shareholders of the Company at the 2016 AGM pursuant to Article 126 of the Articles of Association of the Company and thereafter subject to retirement by rotation at least once every three years in accordance with the Articles of Association of the Company.

Mr. Ren is entitled to (i) an annual cash compensation of US$45,000 comprising US$40,000 for serving as a non-executive Director and US$5,000 for serving as a member of the Strategic Advisory Committee and (ii) an option to subscribe for such number of ordinary shares of the Company equivalent to 0.014% of the total issued ordinary shares of the Company as of the date of grant in accordance with the Proposed Service Contract. Mr. Ren’s remuneration package is determined by the Board according to the Company’s Policy on Directors’ and Senior Management’s Remuneration and with reference to the recommendation from the compensation committee of the Board.

As at the date of this announcement, Mr. Ren is not interested in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

As at the date of this announcement, save for the fact that Mr. Ren is the Vice President of Sino IC Capital, which is responsible for the investment selection, execution and exit for the China IC Fund, Mr. Ren did not have any relationships with any Directors, senior management, other substantial or controlling shareholders of the Company. Save as disclosed above, Mr. Ren does not hold any other positions with the Company and other members of the Company as at the date of this announcement.

Save for the information disclosed above, there is no other information relating to Mr. Ren’s appointment that is required to be disclosed pursuant to any of the requirements of Rule 13.51(2) (h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter that needs to be brought to the attention to the shareholders of the Company.

Semiconductor Manufacturing International Corporation Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Beijing, 11 August 2015

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhou Zixue (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yonghua as his Alternate)
Zhou Jie
Ren Kai

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Lip-Bu Tan
Carmen I-Hua Chang